# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HURCO COMPANIES INC, CIK 0000315374
CUSIP: 447324104
Title of class of securities: Hurco Companies Inc
Address of issuer's principal executive offices: ONE TECHNOLOGY WAY, INDIANAPOLIS, Indiana (IN), 46268
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002036388

## Reporting persons
- Brooklands Fund Management Ltd: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 354,068; shared voting power 0; sole dispositive power 354,068; shared dispositive power 0; aggregate amount beneficially owned 354,068 (5.5% of the class)

## Item 1. Issuer
Name of issuer: HURCO COMPANIES INC
Address of issuer's principal executive offices: ONE TECHNOLOGY WAY, INDIANAPOLIS, INDIANA, 46268.

## Item 2. Person Filing
Name of person filing: Brooklands Fund Management Limited ("Brooklands"), a UK based Alternative Investment Manager with MiFID top up permissions and an SEC Investment Advisor and Large Trader, which serves as an investment manager to Buttermere Deep Value Master Fund Limited and Buttermere Deep Value Fund Limited (together herein referred to as "Buttermere Funds"), both Cayman Island companies with respect to the shares of Common Stock directly owned by the Buttermere Funds. Brooklands has the authority to dispose of and vote the shares of Common Stock directly held by the Buttermere Funds.
Address of principal business office or, if none, residence: The address of the business office of Brooklands Fund Management Limited is 4 Cavendish Square, London, United Kingdom W1G 0PG.
Citizenship: Brooklands Fund Management Limited is a limited liability company organised under the laws of England and Wales in the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 345,925
Percent of class: 5.5%
Sole power to vote or to direct the vote: 345,925
Shared power to vote or to direct the vote: N/a
Sole power to dispose or to direct the disposition: 345,925
Shared power to dispose or to direct the disposition: N/a

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Brooklands Fund Management Ltd: Michael Williams, Director (05/18/2026)